Rockwell Medical, Inc.
30142 S. Wixom Road
Wixom, Michigan 48393
(248) 960-9009

October 6, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Re:	Rockwell Medical, Inc. Registration Statement on Form S-3 (File No. 333-259923)

To Whom it May Concern:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Rockwell Medical, Inc. (the “Company”) hereby requests that the effective date of the above referenced registration statement (the “Registration Statement”) be accelerated to October 8, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective at some other time.  In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Gibson, Dunn & Crutcher LLP by calling Ryan A. Murr at (415) 393-8373.

Very truly yours,

Rockwell Medical, Inc.

By:	/s/ Russell Skibsted
Name:	Russell Skibsted
Title:	Chief Financial Officer

cc:     Ryan A. Murr, Gibson, Dunn & Crutcher LLP